Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – December 10, 2020 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On December 10, 2020, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2020 and until the Company’s next annual general meeting.

The above was approved by 13,211,564 votes (98.7%). 165,888 votes opposed (1.3%) and 5,932 votes abstained.

(2)
To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual General meeting thereafter:

Nir Sheratzky - approved by 10,835,863 votes (81%). 2,534,422 votes (19%) opposed and 12,559 votes abstained.

Yigal Shani - approved by 8,676,443 votes (64.9%). 4,694,447 votes (35.1%) opposed and 11,953 votes abstained.

Yehuda Kahane - approved by 8,932,567 votes (66.8%). 4,439,332 votes (33.2%) opposed and 10,944 votes abstained.

(3)
To re-elect Mr. Israel Baron, an external director of the Company, to office for an additional term of three years which will commence on December 21, 2020.

The above was approved by 11,410,419 votes (85.3%). 1,961,965 votes opposed (14.7%), And 10,460 votes abstained.

(4)
To approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

The above was approved by 12,530,618 votes (94.1%). 789,480 votes opposed (5.9%) and 62,746 votes abstained.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles and cargo security. Its products and applications are used by customers in over 20 countries. Through its subsidiaries, Ituran provides a comprehensive, end-to-end connected car platform to the automotive market with innovative products and services designed for a broad set of customers including automotive manufacturers, car dealers, insurance companies, fleet financing companies and fleet operators. Leveraging 100% OEM certified products, services and operations.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559